EXHIBIT 21
Subsidiaries of Lindsay Corporation

Ownership
Percentage
Lindsay Manufacturing, LLC — Nebraska	100%
Lindsay Structures, LLC — Nebraska	100%
Digitec, Inc. — Nebraska	100%
Lindsay Sales Holding Company, LLC — Nebraska	100%
Lindsay Sales & Service, LLC — Nebraska	100%
Irrigation Specialists, Inc. — Delaware	100%
Lindsay International Sales & Service, LLC — Nebraska	100%
Barrier Systems Sales & Service, LLC — Nebraska	100%
Watertronics, LLC — Wisconsin	100%
Lindsay Real Estate Holdings, LLC — Delaware	100%
Lindsay Transportation, Inc. — Nebraska	100%
Barrier Systems, Inc. — California	100%
Safe Technologies, Inc. — California	100%
Barrier Systems, LLC — Delaware	100%
Lindsay International Holdings, BV — Netherlands	100%
Lindsay Europe SAS — France	100%
Lindsay Manufacturing Africa (PTY) Ltd. — South Africa	100%
Lindsay America do Sul Ltda. — Brazil	100%
Snoline S.P.A. — Italy	100%
Lindsay (Tianjin) Industry Co., Ltd. — China	100%
Lindsay International Sales Corporation — Delaware (Inactive)	100%